UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

CIMATRON LTD.
(Name of Issuer)
Ordinary Shares, par value $0.10 per share
(Title of Class of Securities)
M23798107
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

  Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M23798107

1.	Name of Reporting Persons 3Kotek 2 B.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 400,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 400,000*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3%
12.	Type of Reporting Person : CO

* See Item 4.

Page 2 of 8 pages

CUSIP NO. M23798107

1.	Name of Reporting Persons Jaap Stomp
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 400,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 400,000*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3%
12.	Type of Reporting Person : IN

* See Item 4.

Page 3 of 8 pages

CUSIP NO. M23798107

1.	Name of Reporting Persons Joel Koschitzky
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 400,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 400,000*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.3%
12.	Type of Reporting Person : IN

* See Item 4.

Page 4 of 8 pages

Item 1.

(a)	Name of Issuer:

Cimatron Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

11 Gush Etzion Street
Givat Shmuel
Israel 51905

Item 2.

(a)-(c)         Name, Address and Citizenship of Persons Filing:

 This Statement is filed by the following persons and entities (the “Reporting Persons”):

(1)            3Kotek 2 B.V. (“3Kotek 2”) is a company incorporated under the laws of the Netherlands, with a principal business address at Wielewaalweg 1, 4791 PD, Klundert, Netherlands.

(2)            Jaap Stomp is an individual holding Dutch citizenship, with a principal business address at Wielewaalweg 1, 4791 PD, Klundert, Netherlands.

(3)            Joel Koschitzky is an individual holding Israeli citizenship, with a principal business address at 9 Atir Yeda, Kfar Saba, Israel.

(c)	Title of Class of Securities:
Ordinary Shares, par value $0.10 per share (the “Ordinary Shares”)

(d)	CUSIP Number:
M23798107

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.   Ownership

Percentages are based on 9,314,492 Ordinary Shares outstanding, as reported by the Issuer in its proxy statement filed with the SEC on Form 6-K on June 12, 2012.

The 400,000 Ordinary Shares reported in this Statement were held by 3Kotek 2 as of December 31, 2012. Messrs. Stomp and Koschitzky are the directors of 3Kotek 2 and therefore may be deemed to beneficially own the Ordinary Shares held by 3Kotek 2. Messrs. Stomp and Koschitzky disclaim beneficial ownership of the Ordinary Shares held by 3Kotek 2.

Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Page 5 of 8 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2013

3KOTEK 2 B.V. By: /s/ Jaap Stomp Name: Jaap Stomp Title: Director
/s/ Jaap Stomp Jaap Stomp
/s/ Joel Koschitzky Joel Koschitzky

Page 7 of 8 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

1.
Each of them is individually eligible to file with respect to its investment in Cimatron Ltd. (the "Issuer") on Schedule 13G pursuant to Rule 13d-1 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act");

2.
Pursuant to Rule 13d-1(k)(1) under the Exchange Act, each of them hereby agrees to file a joint Schedule 13G and any amendments thereto with respect to the information required to be reported by them with respect to their investment in the Issuer under Section 13 of the Exchange Act and the rules and regulations thereunder; and

3.
Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

February 4, 2013

3KOTEK 2 B.V. By: /s/ Jaap Stomp Name: Jaap Stomp Title: Director
/s/ Jaap Stomp Jaap Stomp
/s/ Joel Koschitzky Joel Koschitzky

Page 8 of 8 pages